SUB-ITEM 77I: TERMS OF NEW OR AMENDED SECURITIES
MORGAN STANLEY INSTITUTIONAL FUND, INC. - INTERNATIONAL SMALL CAP PORTFOLIO

Establishment of New Class P Shares
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Pursuant to the Registrant's charter, as amended from time to time, the
Directors of the Registrant approved the establishment and designation of Class
P Shares for the International Small Cap Portfolio.

Class P Shares are not subject to a sales charge. A 2% redemption fee is applicable to the extent Class P Shares are redeemed or exchanged within 30 days of purchase. Class P Shares are subject to a distribution and/or service (12b-1)
fee of up to 0.25% of the average daily net assets of Class P Shares.

Class P Shares are available to investors with an initial minimum investment of
$1,000,000.